FORM 51-102F3
MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY
TransGlobe Energy Corporation ("TransGlobe")
2300, 250 - 5th Street S.W.
Calgary, Alberta T2P 0R4

2.	DATE OF MATERIAL CHANGE
April 14, 2014

3.	NEWS RELEASE
A news release disclosing in detail the information summarized in this material change report was issued by TransGlobe on April 14, 2014 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where TransGlobe is a reporting issuer in the normal course of its dissemination.

4.	SUMMARY OF MATERIAL CHANGE
On April 14, 2014, the arrangement agreement between TransGlobe and Caracal Energy Inc. ("Caracal") dated March 15, 2014 (the "Arrangement Agreement") was terminated.

5.    FULL DESCRIPTION OF MATERIAL CHANGE
5.1    FULL DESCRIPTION OF MATERIAL CHANGE
On April 14, 2014, the Arrangement Agreement was terminated. Caracal advised TransGlobe that it had received an unsolicited cash offer to acquire all of the outstanding shares of Caracal from Glencore Xstrata plc. Caracal further advised TransGlobe that the unsolicited offer constituted a "Superior Proposal" under the terms of the Arrangement Agreement. Accordingly, Caracal terminated the Arrangement Agreement and paid TransGlobe the reverse termination fee of US$9.25 million in accordance with the terms of the Arrangement Agreement.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102
Not applicable.
7.    OMITTED INFORMATION
Not applicable.
8.    EXECUTIVE OFFICER
The name and business telephone number of the executive officer of TransGlobe who is knowledgeable of the material change and this report is Randy Neely, Chief Financial Officer, Telephone: 403-444-4781.

9.    DATE OF REPORT
April 17, 2014